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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                   144577 10 3

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                                 (CUSIP Number)

                                 S.P. Johnson IV
                             Carrizo Oil & Gas, Inc.
                        14811 St. Mary's Lane, Suite 148
                              Houston, Texas 77079
                                 (281) 496-1352

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 144577 10 3

-----------------------------------------------------------------------------------------------------
         (1)      Name of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Person

                  S.P. Johnson IV

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         (2)      Check the Appropriate Box if a Member of a Group
                                                                                        (a)      [ ]
                                                                                        (b)      [X]

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         (3)      SEC Use Only

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         (4)      Source of Funds

                  00

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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                 [ ]

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         (6)      Citizenship or Place of Organization

                  United States of America

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Number of         (7)      Sole Voting Power
 Shares                          839,752 Shares (66,667 of which are issuable upon the exercise of certain options)
                  -----------------------------------------------------------------------------------
Beneficially      (8)      Shared Voting Power
Owned by                         0 Shares
Each              -----------------------------------------------------------------------------------
                  (9)      Sole Dispositive Power
                                 839,752 Shares (66,667 of which are issuable upon the exercise of certain options)
                  -----------------------------------------------------------------------------------
Reporting         (10)     Shared Dispositive Power
Person with                      0 Shares
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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                 839,752 Shares
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         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                 [X]

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         (13)     Percent of Class Represented by Amount in Row (11)
                           6.0%

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         (14)     Type of Reporting Person (See Instructions)    IN

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INTRODUCTORY NOTE.

                  This Amendment No. 3 to Schedule 13D is being filed on behalf of S.P. Johnson IV ("Mr. Johnson") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Johnson on August 21, 1997 and amended by Amendment No. 1 dated October 8, 1997 and Amendment No. 2 dated January 8, 1998 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.           PURPOSE OF TRANSACTION

                  During the week of December 17, 1999, Mr. Johnson made a charitable gift of an aggregate of 10,000 shares of Common Stock.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Mr. Johnson beneficially owns an aggregate of 839,752 shares of Common Stock (approximately 6.0% of the 14,078,031 shares deemed to be outstanding as of December 15, 1999 (consisting of 14,011,364 shares of Common Stock and 66,667 options that are exercisable within 60 days, but not including 33,333 other options held by Mr. Johnson)).

                  On December 15, 1999 the Company consummated the transactions (the "Financing") contemplated by a Securities Purchase Agreement dated December 15, 1999 (the "Securities Purchase Agreement") among the Company, CB Capital Investors, L.P. ("Chase"), Mellon Ventures, L.P. ("Mellon"), Paul B. Loyd, Jr., Douglas A.P. Hamilton and Steven A. Webster (excluding the Company, the "Investors"). Such transactions included (i) the payment by the Investors of an


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aggregate purchase price of $30,000,000, (ii) the sale of an aggregate of
$22,000,000 principal amount of 9% Senior Subordinated Notes due 2007 (the "Notes") to the Investors, (iii) the sale of an aggregate of 3,636,364 shares of the Company's Common Stock for $2.20 per share to the Investors, (iv) the sale of warrants (the "Warrants") to purchase up to 2,760,189 shares of the Company's Common Stock (the "Warrant Shares") at the exercise price of $2.20 per share, subject to adjustments, to the Investors, (v) the execution of the Shareholders Agreement dated December 15, 1999 (the "Shareholders Agreement") among the Company, Chase, Mellon, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P., (vi) the execution and delivery of the Warrant Agreement dated December 15, 1999 (the "Warrant Agreement") among the Company, Chase, Mellon, Paul B. Loyd, Jr., Douglas A.P. Hamilton and Steven A. Webster, (vii) the execution of the Registration Rights Agreement dated December 15, 1999 ("Chase Registration Rights Agreement") among the Company, Chase and Mellon, (viii) the execution of the Amended and Restated Registration Rights Agreement dated December 15, 1999 ("Amended Founders Registration Rights Agreement") among the Company, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P., and (ix) the execution of a Compliance Sideletter dated December 15, 1999 among the Company, Chase and Mellon (the "Compliance Sideletter").

                  Also on December 15, 1999 the Company consummated the transactions (the "Enron Repurchase") contemplated by the Stock and Warrant Purchase Agreement dated December 1, 1999 ("Enron Purchase Agreement") among the Company and Enron North America Corp. ("ENA"), Joint Energy Development Investments II Limited Partnership ("JEDI II") and Sundance Assets, L.P. ("Sundance") (ENA, JEDI II and Sundance, collectively, the "Enron Parties"). Such transactions


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included (i) the payment to the Enron Parties of an aggregate purchase price of
$12,000,000 and other fees, (ii) the repurchase of all the outstanding shares of the Company's 9% Series A Preferred Stock, (iii) the repurchase of 750,000 currently outstanding warrants to purchase the Company's Common Stock held by the Enron Parties and (iv) the amendment of the terms of 250,000 warrants (the "Retained Enron Warrants") to purchase the Company's Common Stock retained by the Enron Parties. The exercise price of the Retained Enron Warrants was reduced from $11.50 per share to $4 per share as contemplated by the Enron Purchase Agreement.

                  The parties to the Shareholders Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of December 15, 1999, be deemed to beneficially own an aggregate of 12,689,556 shares of Common Stock, or approximately 75.1% of the total number of shares of the Company's Common Stock deemed to be outstanding as of December 15, 1999. Mr. Johnson disclaims the beneficial ownership of any Common Stock owned by such other parties. For a description of the Shareholders Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Mr. Johnson has sole voting power with respect to the Common Stock held by him, and the sole power to dispose or direct the disposition of the Common Stock held by him (subject to the Shareholders Agreement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


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                  Under the Shareholders Agreement each of S.P. Johnson IV,
Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership, L.P., Chase and Mellon (the "Shareholders") have agreed not to transfer shares of the Common Stock or the Warrants to a competitor of the Company and have agreed to cause certain transferees to be bound by the Shareholders Agreement.

                  The Shareholders Agreement provides that so long as Chase owns at least 15% of the Common Stock of the Company (with percentage ownerships being determined as specified in the Shareholders Agreement), the Shareholders agree to vote their shares to cause the number of directors constituting the Board of Directors to be seven and to cause the election of two directors to be nominated by Chase. The Shareholders have agreed, so long as Chase owns at least 7.5% of the Common Stock (with percentage ownerships being determined as specified in the Shareholders Agreement) of the Company but less than 15%, to vote their shares to cause the number of directors constituting the Board of Directors to be seven and to cause the election of one director to be nominated by Chase. The Shareholders have also agreed if at any time after December 15, 2004, Chase then owns at least 15% of the Common Stock (with percentage ownerships being determined as specified in the Shareholders Agreement) that, unless there shall have occurred certain completed or proposed sale transactions involving the Company or there has occurred a specified minimum public float of Common Stock, then Chase has the right to designate two additional members to the Board and the size of the Board shall be increased accordingly. The Shareholders have agreed to vote their shares in accordance with such arrangement. The Company may, upon Board approval, increase the size of the Board by one additional member at any time after its next shareholders meeting. If the Company at any other time increases the size of the Board of Directors, the


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Shareholders have agreed to take action, including the voting of their securities, to cause to be elected the number of directors nominated by Chase necessary to maintain the applicable proportion of directors nominated by Chase to the Board of Directors.

                  Pursuant to the Shareholders Agreement, Messrs. Christopher Behrens and Arnold Chavkin were appointed to the Company's Board of Directors.

                  For so long as Chase is entitled to designate a director, at least one such director is required to be a member of each committee of the Company's Board of Directors and the board of directors of any subsidiary of the Company. The Company has, in connection with the Shareholders Agreement, established a Budget Committee of the Board of Directors that will consider matters relating to the Company's drilling program, the Company's budget and related matters. In certain circumstances in which Chase is entitled to name a director and such directorship is vacant, Chase may instead appoint one or more Board observers in lieu of directors.

                  The Company has agreed to submit for approval by the Company's shareholders the issuance of the Warrants, the Warrant Shares and the Common Stock as contemplated by the Securities Purchase Agreement at the Company's next shareholders' meeting. The Shareholders have agreed to vote their securities to approve such action.

                  The Company agreed in the Shareholders Agreement to limit the maximum number of common stock equivalents issuable under the Company's equity incentive plans to 2.5 million shares and equivalents (including any shares and equivalents issued or issuable as of the date of the Shareholders Agreement).


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                  The Shareholders have also agreed in the Shareholders
Agreement to cooperate with the Company in complying with the terms of the Compliance Sideletter (described below), including by voting in favor of actions taken to remedy certain regulatory problems.

                  If S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, DAPHAM Partnership L.P. or certain transferees thereof (each a "Founder Shareholder") desires to make certain transfers of shares of Common Stock that are not Public Sales (as determined in the Shareholders Agreement), such Founder Shareholder must allow Mellon and any Shareholder who holds at least 10% of the Common Stock of the Company and is not a Founder Shareholder (collectively, the "Significant Shareholders") the option also to include shares in the transfer. If the prospective transferee is unwilling or unable to acquire all such shares, then the transferring Founder Shareholder may either cancel the proposed transfer or allocate on a proportional basis the number of shares the prospective transferee is willing to acquire among the transferring Founder Shareholder and the Significant Shareholders.

                  Under the Shareholders Agreement, the Company has granted to the Significant Shareholders rights to purchase certain (i) equity securities,
(ii) debt securities, (iii) options, warrants and other rights to acquire each of such securities and (iv) common stock equivalents convertible into or exchangeable for equity securities issuable by the Company, provided that securities issued pursuant to equity incentive plans, securities issued in certain public offerings, securities issued as consideration in a merger, business combination or acquisition, certain securities issued upon conversion of other securities, the Warrant Shares, and certain distributions of securities are all excluded from this right.


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                  The Shareholders Agreement terminates upon the first to occur of (a) notice of termination by holders of 50% of the shares held by Chase or Mellon (and certain of their transferees), (b) certain sale transactions involving the Company or (c) the time neither Chase nor Mellon (or certain of their transferees) owns more than 7 1/2% of the Common Stock.

                  The Chase Registration Rights Agreement provides registration rights with respect to the shares of Common Stock held by Chase and Mellon as of December 15, 1999 and any shares issuable upon the conversion of certain other securities of the Company (the "Investor Registrable Securities"). The Company may generally be required to effect four demand registrations, subject to certain conditions and limitations. Shareholders owning not less than 51% of the then-outstanding shares of Investor Registrable Securities may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Investor Registrable Securities then outstanding. The holders of the registration rights also have limited rights to require the Company to include their shares of Common Stock in connection with other registered offerings by the Company. The registration rights will terminate as to any holder of Investor Registrable Securities at such time as such holder may sell under Rule 144 all Investor Registrable Securities then held by such holder. This agreement requires the investor parties to this agreement to agree to certain lock-up restrictions in connection with certain public offerings registered by the Company.

                  The Founders Registration Rights Agreement, to which Mr. Johnson is a party, was amended to provide that the Company may generally be required to effect four demand registrations (rather than the previous six), subject to certain conditions and limitations, and to provide for the integration of such agreement with the Chase Registration Rights Agreement.


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                  The Company agreed in a Compliance Sideletter with Chase and
Mellon to, among other things, use commercially reasonable efforts to assist these shareholders in remedying or preventing certain regulatory problems of such shareholders that may be asserted by the Small Business Administration, the Federal Reserve Board, the Controller of Currency or any other governmental regulatory agency concerned with the regulation of banks or financial services institutions. These actions include without limitation, assisting in facilitating certain transfers, and permitting such investors to exchange voting securities for similar non-voting securities. The Company also agreed with Chase and Mellon to comply with certain small business administration and other regulation and to provide information relating thereto to such investor.

                  Each of the Company's five directors, including Mr. Johnson, entered into an amendment to his indemnification agreement that provides that nothing in the Shareholders Agreement or in the transactions contemplated by the Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in each such director's indemnification agreement.

                  Each of the Company's four executive officers, including Mr. Johnson, entered into an amendment to his employment agreement that provides that nothing in the Shareholders Agreement or in the transactions contemplated by the Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in each such employee's employment agreement.

                  The Company also amended its Amended and Restated Bylaws (the "Bylaws") to provide that nothing in the Shareholders Agreement or in the transactions contemplated by the


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Securities Purchase Agreement will constitute a "Change of Control" within the meaning of such term in the Bylaws.

                  As part of the Enron Repurchase, the shareholders agreement described in the Original Statement among various Enron Corp. affiliates, the Company, Mr. Johnson and certain other shareholders of the Company was terminated.

                  The descriptions of the Securities Purchase Agreement, the Shareholders Agreement, the Warrant Agreement, the Chase Registration Rights Agreement, the Amended Founders Registration Rights Agreement, the Compliance Sideletter, the form of amendment to the indemnification agreements, the form of amendment to the employment agreements, the amendment to the Company's Amended and Restated Bylaws and the Enron Purchase Agreement do not purport to be complete and are qualified in their entirety by provisions of each such agreement, copies of which have been filed as Exhibits 12, 13, 14, 15, 16, 17, 18, 19, 20 and 21, respectively, and which are incorporated by reference herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 12 Securities Purchase Agreement dated December 15, 1999 among the Company, CB Capital Investors, L.P., Mellon Ventures, L.P., Paul B. Loyd, Jr., Douglas A.P. Hamilton and Steven A. Webster (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 13 Shareholders Agreement dated December 15, 1999 among the Company, CB Capital Investors, L.P., Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster and DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 14 Warrant Agreement dated December 15, 1999 among the Company, CB Capital Investors, L.P., Mellon Ventures, L.P., Paul B. Loyd, Jr., Douglas A.P. Hamilton and Steven A. Webster (incorporated herein by


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                           reference to Exhibit 99.3 to the Company's Form 8-K
                           dated December 15, 1999).

         Exhibit 15 Registration Rights Agreement dated December 15, 1999 among the Company, CB Capital Investors, L.P. and Mellon Ventures, L.P. (incorporated herein by reference to Exhibit 99.4 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 16 Amended and Restated Founders Registration Rights Agreement dated December 15, 1999 among the Company, S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster and DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit 99.5 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 17 Compliance Sideletter dated December 15, 1999 among the Company, CB Capital Investors, L.P. and Mellon Ventures, L.P. (incorporated herein by reference to Exhibit 99.6 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 18 Form of Amendment to Director Indemnification Agreement (incorporated herein by reference to Exhibit 99.8 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 19 Form of Amendment to Executive Officer Employment Agreement (incorporated herein by reference to Exhibit 99.7 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 20 Amendment No. 2 to the Company's Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K dated December 15, 1999).

         Exhibit 21        Stock and Warrant Purchase Agreement dated
                           December 1, 1999 among the Company, Enron North America Corp., Sundance Assets, L.P. and Joint Energy Development Investments II Limited Partnership (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K dated December 1, 1999).


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                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2000.


                                         /s/ S.P. Johnson IV
                                        ---------------------------------------
                                        S.P. Johnson IV